

November 1, 2012

<u>Via E-mail</u>
Mr. Ronald E. Pipoly, Jr.
Chief Financial Officer
Amtrust Financial Services, Inc.
59 Maiden Lane, 6th Floor,
New York, NY   100038

> **Re: Amtrust Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 001-33143**

Dear Mr. Pipoly:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

<u>Consolidated Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>
<u>5. Acquisitions, page F-28</u>

1.   Please provide us proposed revised disclosure to be included in future periodic reports that indicates your accounting policy for business combinations. In your disclosure, please specifically indicate:

- that you apply the acquisition method;
- how you record assets acquired and liabilities assumed;
- how you record contingent consideration;
- how you determine the value of goodwill; and,
- how you treat acquisition costs.

2.   For some of your business combinations in this note you refer to purchase price allocations. Please provide us proposed revised disclosure to be included in future

periodic reports that removes reference to a purchase price allocation as that is a construct of the purchase method. Under the acquisition method, assets acquired and liabilities assumed are generally recorded at fair value and goodwill is determined by the excess of the fair value of the consideration conveyed to the seller over the fair value of the net assets acquired. Please ensure that your proposed disclosure discusses how you valued the consideration conveyed as well as the assets acquired and liabilities assumed. Your disclosure should also describe the methods and key assumptions used to value contingent consideration when applicable, how the key assumptions were determined as well as a discussion of the degree of uncertainty associated with the key assumption.

21. Dividend Restriction and Risk Based Capital, page F-57

3.   Please provide us proposed revised disclosure to be included in future periodic reports that address the following:

- Disclose the amount of retained earnings as of December 31, 2011 that is restricted or free of restriction for the payment of dividends to Amtrust Financial Services' stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.
- Disclose the amount of restricted net assets of Amtrust Financial Services' subsidiaries as of December 31, 2011 as required by Rule 4-08(e)(3)(ii) of Regulation S-X or clarify in your disclosure how your current disclosure meets this objective.

22. Statutory Financial Data, page F-57

4.   Please provide us proposed revised disclosure to be included in future periodic reports that address the following:

- Regarding your disclosures of statutory surplus, revise to clarify whether this is the same as statutory capital and surplus as required by ASC 944-505-50-1a.
- For each of your insurance subsidiaries, disclose the amount of statutory capital and surplus, if different from statutory surplus, and the amount necessary to satisfy regulatory requirements as of each balance sheet date presented as required by ASC 944-505-50-1a. and 1b. If you choose not to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements because the amount is not significant in relation to your statutory capital and surplus, revise your disclosure to clarify.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant